US$1,000,000,000	FILED PURSUANT TO RULE 433
FLOATING RATE SENIOR NOTES DUE 2017	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	March 4, 2014

Settlement Date:	March 10, 2014 (T+4 days)

Maturity:	March 10, 2017

Par Amount:	$1,000,000,000

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.54%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$997,500,000 (before expenses)

Interest Payment Dates:	Quarterly on the 10th of each March, June, September and December until maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

First Interest Payment Date:	June 10, 2014.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

US$1,000,000,000	FILED PURSUANT TO RULE 433
FLOATING RATE SENIOR NOTES DUE 2017	FILE NO. 333-192302

Junior Co-Managers:

Banca IMI S.p.A.

Blaylock Robert Van, LLC

Capital One Securities, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Lebenthal & Co., LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

The Williams Capital Group, L.P.

CUSIP:	172967 HL 8

ISIN:	US172967HL89

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.